SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 7, 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐          No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-__________________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES
PROTHERICS PLC PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH
CHAIRMAN’S STATEMENT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: June 8, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Board Changes

7 June 2005: Protherics PLC (“Protherics”), the international biopharmaceutical company, announces that David Gration is to step down from the board following the Annual General Meeting to be held on 20 July 2005.

David Gration first joined the board of Proteus International PLC (“Proteus”) in 1993 as a non-executive director. He became Executive Chairman of Proteus in 1996 and, following the merger of Proteus with Therapeutic Antibodies Inc. to form Protherics, became non-executive Deputy Chairman in September 1999.

Stuart Wallis, Chairman, commented:

“David has played an outstanding role, not only in the integration of the two businesses, but as Deputy Chairman over the years since the formation of Protherics. He has provided excellent support and assistance both to me and the Board during a period of significant change, and I would like to thank him for his major contribution over this time.”

For further information contact:
Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

Financial Dynamics       +44 (0) 20 7269 7223
David Yates/Lucy Briggs

About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.

With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix™ (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.

With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.

PROTHERICS PLC PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH

7 June 2005: Protherics PLC, the international biopharmaceutical company, today announces its preliminary results for the twelve months to 31 March 2005.

Financial Highlights

•	£2.6 million net loss in the year to 31 March 2005 as expected following planned investments (£1.3 million profit 31 March 2004)

•	£7.3 million cash at year end (£3.3 million 31 March 2004) following £9.3 million net fundraising in July for investments in manufacturing and sales and marketing

Operational Highlights

•	Excellent progress in clinical pipeline:

°	completion of outstanding Voraxaze™ studies prior to marketing applications in the US and EU

°	progression of CytoFab™ licensing discussions

°	Prolarix™ (previously NQO2) Phase I study started and encouraging data seen to date indicating activation of prodrug

°	selection of novel adjuvant for new Angiotensin Vaccine formulation

•	Second CroFab™ and DigiFab™ filling and freeze-drying contractor approved in the US

•	Appointment of key sales and marketing executives

•	Early stage IP and know-how out-licensed and Porton Down research facility transferred to UK start-up company

Commenting on the results Stuart Wallis, Chairman, said: “Protherics is at a very interesting point in its development. Our revenue stream has the potential to expand rapidly as we obtain further marketing approvals and margins are also expected to improve as we implement manufacturing efficiencies. Meanwhile, our pipeline products have made excellent progress and we are encouraged by licensing discussions with a number of parties on our sepsis product, CytoFab. Following the successful integration of Enact Pharma PLC, acquisitions remain on our agenda as we seek to fill our sales channels and build our development pipeline. With the progress that is being made across the business, we believe there is the potential to deliver substantial upside for our shareholders.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
+44 (0) 7919 480510
Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Financial Dynamics	+44 (0) 20 7831 3113
David Yates/ Lucy Briggs

Notes for Editors:

About Protherics

Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets. The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix™ (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials. With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia. An electronic version of this will be available at: www.protherics.com.

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

CHAIRMAN’S STATEMENT

The first part of our financial year ending 31 March 2005 saw continued growth in the biotech sector, with a number of IPO’s and secondary offerings in both Europe and the US. Into 2005, growth has softened, with a retrenchment of valuations from their highs at the end of 2004.

At Protherics, we raised £9.3 million (net) in July 2004 for two key purposes: first, to improve our manufacturing capacity and margins, and second, to provide additional capital to fund the building of a small, specialist sales and marketing team to sell Voraxaze in Europe and the US. Over the next two years, these investments should improve both our top line (from increasing Voraxaze™ sales once marketing approval is granted) and bottom line (by improving CroFab™ margins).

Our turnover in the year ended 31 March 2005 was £18.8 million, down £2.2 million from the previous year as a consequence of a scheduled royalty reduction and the currency effects of the weakened dollar. Operating loss for the year was £2.5 million, in-line with expections, as a result of the reduction in turnover together with increased investments made following the July fundraising. The consolidation of Enact Pharma PLC has been completed as planned. We out-licensed the non-core early stage projects, along with the Porton Down facility and staff, to Morvus Technology Limited, a start up founded by Professor Tony Atkinson, whilst retaining the option to license products derived from our know how.

Strategic Direction

As a fully integrated biopharmaceutical company with R&D, regulatory, manufacturing and sales and marketing capabilities in-house, Protherics distinguishes itself from its European peers.

We have revenues from five products, have achieved two FDA approvals, and have further submissions planned. Through our operations in the UK, Australia and the US, we have considerable manufacturing, regulatory and sales and marketing expertise. We also have an exciting R&D pipeline with products ranging from pre-clinical development to regulatory review stages, targeting both specialist and large markets.

Over the past year, good progress has been made in all of these areas, despite a challenging economic environment. The opportunity now is to leverage our in-house capabilities through M&A and in-licensing to add additional products and programmes. This will help grow our revenue stream and strengthen our development pipeline.

Board Changes

Professor Tony Atkinson, formerly Chief Executive of Enact, left the Protherics Board in April 2005 to pursue other business interests. I would like to thank Tony for his help in integrating the Enact Group into Protherics. His sound scientific advice has made a significant contribution to the direction of our R&D programme. Tony will continue to advise Protherics in his role as a consultant to the company. We have also announced that David Gration will be stepping down from the Board following the AGM in July. David was formerly Executive Chairman of Proteus, prior to the merger with Therapeutic Antibodies to form Protherics. David has played an outstanding role, not only in the integration of the two businesses, but as Deputy Chairman in the six years since the merger. He has provided excellent support and assistance to me and the Board during a period of significant change and I would like to thank him for his major contribution over this time.

CHIEF EXECUTIVE’S REVIEW

Overview

Protherics has a unique business model amongst its peer group of UK Biopharma companies. We have both a recognised revenue stream in stable, niche markets from our polyclonal antibody business, together with a vibrant development pipeline with an opportunity to add significant value with relatively modest additional investment.

With the submission of our Voraxaze™ marketing applications now imminent, we expect to see the effect of Voraxaze™ sales in our financial year ending 31 March 2007. Revenues from Voraxaze™ will help support the further clinical development of our Prolarix™ (previously NQO2) and Angiotensin Vaccine programmes. Meanwhile, CytoFab™ is currently under review by a number of major pharmaceutical companies and we are encouraged by the feedback to date.

We raised £9.3 million (net of expenses) in July to progress manufacturing improvements, particularly for CroFab™, and to enhance our sales and marketing efforts to increase the potential returns from Voraxaze™.

The building of our small, focused sales force to sell Voraxaze™ in the US and Europe is progressing according to schedule. This team will be targeting a core group of leading oncologists prescribing high dose methotrexate. We believe there is a significant opportunity for Protherics to develop and market additional products targeted at hospital based medical specialists. The addition of products to complement Voraxaze™ in our sales mix, together with the acquisition of late stage programmes to broaden our development pipeline, remains a key priority.

R&D Operations

Last summer, we completed the integration of Enact following its acquisition in 2003. We have divested some early stage research projects and the Porton Down facility to Morvus Technology Limited for an equity stake and rights of first refusal on certain technologies developed by Morvus. Intellectual property around nerve regeneration using nanotechnology was transferred to another start-up company, NanoMor BioMedical Limited, in exchange for potential royalties.

Manufacturing Operations

The final stage of the expansion of our manufacturing capability at our Welsh plant will be completed over the summer of 2005 as we integrate the new clean rooms with our existing facilities. To ensure that this does not impact our ability to supply the market, and to allow for review of data on the expanded facility by the FDA, we have increased our stock levels ahead of this shutdown. At the same time, work on the new CroFab™ manufacturing process continues. This process is designed to improve yields and considerably enhance plant throughput. Because of the scope of the changes, FDA approval is required and we expect product from the new process to be approved towards the end of 2007. The manufacturing changes for CroFab™ will also benefit CytoFab™ since the technology is similar for both products. These process improvements, together with the expansion of the facility, should give us the capability to meet much larger demands for product in the future with only limited additional investment.

We have recently received FDA approval for a second filling and freeze drying contractor, Chesapeake Biological Laboratories (CBL) in the US, in addition to the existing contractor, Mayne Pharma in Australia. This provides additional security of supply for both CroFab™ and DigiFab™ and places some of our manufacturing costs in the US, providing a natural hedge against our US dollar incomes.

Our sheep flocks in Australia supply the serum which forms the primary raw material for our manufacturing plant in Wales. We have now built, as a risk management initiative, a two year strategic inventory of this basic feedstock. This, coupled with yield improvements, has enabled us to reduce sheep numbers from 10,000 in April 2004 to 3,500 in April 2005. It has also enabled us to stop production at our out-sourced serum production facility in Tasmania, although this capability will remain available to us should the need arise.

Marketed Products

CroFab™ — management of crotalid (including rattlesnake) envenomations

Sales of CroFab™, our polyclonal antibody fragment for the management of crotalid envenomations, to our sales and marketing partner, Altana, increased by 5% in volume terms compared to the prior year. As reported at the interim results, the weak US dollar, together with a scheduled reduction in royalty rates from Altana to 50% of their net sales, impacts the revenues from this product. This has resulted in sales of £11.4 million against £13.2 million in the prior year.

CroFab™ is currently the only product marketed for crotalid (pit viper) bites in the US and today has captured about half of a potential $80 million US market. Future orders from Altana remain strong, and we are working together to better demonstrate the benefits of using CroFab™ in milder Copperhead bites, expanding the product’s reach into States less familiar with its use.

DigiFab™ — treatment for digoxin toxicity and overdose

Sales of DigiFab™, our polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose, to Altana increased in volume terms by 11% compared to the prior year. Unlike CroFab™, there is no change to the overall split with Altana, which remains at 50% of their net sales revenues. Sales revenues improved to £5.9 million, against £5.7 million, with dollar weakness moderating the increase.

We estimate that the US market is worth around $25 million per annum, and this is shared about equally with GlaxoSmithKline’s Digibind®. Altana is currently estimating both an increase in market share and in sales to the marketplace in the coming year. However, we believe that Altana will be lowering their own average inventory levels of DigiFab™ which may lead to decreased revenues to Protherics over the next one to two years. A marketing application for DigiFab™ was filed in the UK in August 2004 as the first step in attaining approval in the EU. Gaining access to a European market estimated at around €5 million per annum should further increase the sales opportunity for this product.

We expect our agreement with Altana for the sales and marketing of CroFab™ and DigiFab™ to be renewed at Altana’s option later this year, for a further five years. Looking forward, this agreement will terminate in 2010. We view this as an important opportunity to re-examine how these products are marketed and sold in the US and retain more value from them.

ViperaTAb™ — management of common adder envenomations

Named patient sales of ViperaTAb™, our polyclonal antibody fragment for the management of common adder (Vipera berus) envenomations, were £0.2 million for the year as against £0.3 million in the prior year. We have cancelled our agreement with Swedish Orphan for the distribution of ViperaTab™ beyond Scandinavia and are exploring other opportunities for wider European distribution, including using our own in-house sales and marketing team.

Enfer TSE Assay – test for Bovine Spongiform Encephalopathy (BSE)

Competition in Europe for BSE testing of cattle carcases has intensified over the past year, with seven new tests being approved by the European Commission in February 2005, bringing the total to twelve. We understand that competition has been particularly intense in Ireland, the home market of our licensee, Enfer Scientific Limited. As a result, we have seen royalty income fall from £1.4 million in 2004 to £0.7 million in 2005. Enfer received approval of an improved version of their test from the European Commission in February 2005 and this may allow it to regain some ground in Europe.

The Enfer TSE Assay has been approved for sale in the US, through its global distribution partner Abbott Laboratories. The US Department of Agriculture does not, as yet, require routine testing of cattle, and so its use remains at a low level. However, this situation could change rapidly should additional cases of BSE be discovered in the US, or if there is further pressure from its export markets to conduct more widespread testing for BSE.

R&D Pipeline Update

Voraxaze™ — prevention or treatment of methotrexate toxicity

Voraxaze™ (glucarpidase) has been developed as an adjunctive treatment for patients experiencing toxicity, or at risk of toxicity, due to methotrexate (MTX). The elimination of MTX from the body can be delayed in patients who receive high doses to treat their cancer and this can result in serious and sometimes life-threatening toxicity. Voraxaze™ is an enzyme which rapidly breaks down MTX thereby reducing the time that a patient is exposed to potentially toxic concentrations. Use of Voraxaze™ will enable the oncologist to control the time that a patient is exposed to MTX and thus facilitate optimisation of their cancer treatment. There are no other drug therapies available that can achieve this.

Since Protherics acquired Voraxaze™ in June 2003 the Company has completed additional preclinical and clinical studies to support the marketing authorisation applications in the US and EU. The preparation of the applications is ongoing and submissions are expected in the coming weeks. Protherics is also evaluating other ways to use Voraxaze™ to optimise treatment with MTX.

Voraxaze™ continues to be available on a compassionate use basis in the US and on a named patient basis in Europe and elsewhere. Named patient sales of Voraxaze™ increased, particularly in the second half of the year, to £0.5 million, through growing awareness of the product in Europe.

CytoFab™ — treatment of severe sepsis

CytoFab™ is based on the same polyclonal antibody technology as CroFab™ and DigiFab™ and binds TNF-alpha, a key molecule involved in inflammation. It has been developed to treat sepsis, a disease that affects about 750,000 people per year in the US and which has a mortality rate in excess of 30%. There is only one product approved for the treatment of sepsis, Xigris® (Lilly), but its use is restricted to a small subset of patients because of its safety profile. CytoFab™ has the potential to treat a much broader patient population than Xigris® and we believe CytoFab™ could be the second product to market, with FDA approval possible in 2009.

A Phase IIb study with CytoFab™ has shown significant reductions in the time patients spent in the intensive care unit and on mechanical ventilation relative to placebo, with a trend to improved survival. Two end-of-Phase II meetings were held with the FDA, one to discuss the Phase III programme and the other manufacture of the product. Agreements on how to proceed have been reached in principle in both areas and work on the manufacturing process to improve the costs of goods is ongoing.

The positive Phase IIb data and FDA agreement that CytoFab™ is ready to be taken into Phase III has stimulated interest from a number of potential licensing partners. Discussions with several companies are ongoing and we are encouraged by their feedback to date.

Prolarix™ (previously NQO2) – targeted prodrug for cancer

Prolarix™ is a small molecule based chemotherapy involving the coadministration of a prodrug, tretazicar (previously CB 1954) with a co-substrate, caricotamide (previously EP-0152R). In the presence of caricotamide, tretazicar is converted to a highly potent cytotoxic agent by an enzyme, NQO2, which is present at higher levels in tumours than in most normal tissues, including those that are often sensitive to other cytotoxic agents, such as bone marrow. Prolarix™ thus has the potential to be a highly selective anticancer agent, killing cancer cells but sparing normal cells.

A Phase I study in patients with solid tumours is underway in the UK under the auspices of Cancer Research UK (CRUK), and nine patients have been enrolled in the study to date. The study is designed to identify the doses of both tretazicar and caricotamide to take forward into Phase II based on safety and pharmacokinetics.

We are very pleased to say that both tretazicar and caricotamide have been well-tolerated and the dose of the former has been increased as planned. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2. We consider this a major milestone in the development of this promising cancer therapy.

Patients who tolerate Prolarix™ can receive up to six cycles of treatment in the Phase I study, which may also provide an opportunity for Protherics to obtain some early data on efficacy. Preliminary results from the Phase I study are expected to be available before the end of 2005.

Protherics has selected primary liver cancer (hepatocellular carcinoma, HCC) as the target indication for Phase II based on it providing the greatest differential in NQO2 activity observed between liver tumours and normal tissue; it is anticipated that a Phase II study will be initiated in 2006. HCC is one of the five most common cancers in the world and is increasing in the US and

EU as a consequence of hepatitis infection. There are no therapeutic agents specifically approved for use in HCC and those that are used have had little impact on survival, with less than 5% of patients living more than 5 years.

Angiotensin Vaccine – management of high blood pressure

Although high blood pressure (hypertension) can be treated with oral therapies, compliance with such treatments is very poor because people with mild to moderate hypertension generally feel well. It is estimated that 70% of patients fail to take their medication as prescribed. As hypertension is a major factor in stroke and heart disease, failure to control blood pressure can have serious consequences. Protherics is therefore developing a vaccine designed to maintain control of blood pressure with only periodic injections. The vaccine produces antibodies to one of the hormones involved in the regulation of blood pressure, angiotensin. A European patent for the use of Angiotensin Vaccine in high blood pressure was granted in June 2005.

Angiotensin Vaccine has been evaluated in a series of studies and effects on the renin-angiotensin system, but not blood pressure, have been observed in patients with hypertension to date. In order to stimulate the immune system to produce more antibodies to angiotensin, which is expected to result in a reduction in blood pressure, several different formulations of the vaccine, containing novel adjuvants, have been investigated.

One of the formulations, containing a proprietary adjuvant, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. Further preclinical studies are ongoing with this new formulation to support its use in a Phase IIa study, planned for 2006.

Treatments for high blood pressure form the largest segment of the pharmaceutical market with annual sales of over $30bn. It is the Company’s intention to out-license the vaccine following successful completion of the Phase IIa study.

Looking Forward

Important progress has been made with our development programmes over the last 12-18 months and there is an encouraging level of external interest in CytoFab™ as a major late stage development opportunity. Filings for Voraxaze™ marketing approval are planned for mid-2005, and we are hopeful of receiving approval to market DigiFab™ in the UK before the end of the year, followed by a planned roll-out to the rest of Europe. The identification of an adjuvant which we can use to improve the Angiotensin Vaccine has given renewed impetus to this programme.

The investments outlined at the time of our fundraising in 2004 are well underway in manufacturing process improvements and sales and marketing initiatives. Although, as we indicated at the time, this additional investment, together with the weakness of the US dollar, would impact turnover and profitability, the financial results are in line with our expectations.

Protected by our existing revenue streams, we see a real opportunity to meet key milestones in our development programmes, and demonstrate the considerable value in our pipeline for our shareholders. We also recognise the need to broaden our portfolio of marketed products and development pipeline to leverage our full capabilities and continue to pursue licensing and M&A opportunities.

Andrew J Heath

Financial Review

Currency effects
Turnover of CroFab™ and DigiFab™ occurs almost entirely in US dollars. We have gained substantial benefit from our policy of hedging our expected dollar sales on a rolling 12 month basis. This has delayed but cannot totally eliminate the effects of the weakening dollar and the overall result has been to achieve an average rate of $1.70 against the pound in the year to 31 March 2005. The unhedged average rate over the same period was $1.84 to the pound. The corresponding figures for the prior year were a hedged average rate of $1.52 against an unhedged average of $1.69 to the pound.

Turnover

As indicated above, the continued weakening of the US dollar has a significant impact on results reported in pounds sterling. Total CroFab™ revenues in sterling were £11.4 million in the year to 31 March 2005 (at an average rate of $1.70 per pound) against £13.2 million in the prior year (at an average rate of $1.52 per pound). Translated at the current rate of $1.70 per pound, the prior year would have shown turnover of £11.7 million.

CroFab™ results as against the prior year were also impacted by another important factor. As previously reported, from October 2003 (the third anniversary of the first sales of the product) our share of the net sales revenues achieved by our sales and marketing partner, Altana, reduced from 60% to 50%. This additional share of revenue was worth £1.5 million in the prior year.

DigiFab™ sales increased to £5.9 million in the year to 31 March 2005, against £5.7 million in the prior year (there was also an additional final milestone payment of £0.3 million received in the prior year). At the current exchange rate of $1.70 to the pound, the previous year’s sales would have shown a figure of £5.1 million. The increase over the prior year reflects increased orders from Altana.

Named patient sales of Voraxaze™ increased to £0.5 million from £0.1 million in the previous year, when product sales commenced in January 2004. Improved product awareness within the medical community has been reflected in stronger sales in the second half of the year, although the full potential of the product will not be realised until marketing approval is achieved.

Royalty income from BSE testing has continued to suffer from the increasing competition and pricing pressures apparent at the half year, and revenues were £0.7 million for the full year, down from £1.4 million in the prior year.

ViperaTAb™ sales were £0.2 million for the year to 31 March 2005, slightly down on the prior year’s figure of £0.3 million. Changes are being made to distribution arrangements for ViperTab™ to increase market penetration beyond Scandinavia to the rest of Europe.

Other income was £0.1 million for the year.

Cost of Sales

Cost of sales reduced to £8.8 million in the year to 31 March 2005, from £9.5 million in the prior year. Unlike US dollar denominated turnover, where currency movements have lowered the results reported in Sterling, manufacturing costs are largely incurred in Sterling and Australian dollars. Stripping out licensing income from BSE, other income and milestones, margins on manufactured products have been held at 51%, in-line with the prior year.

Operating expenses

As anticipated, we have increased our operating expenses, as we undertake planned increases in development spending, including manufacturing changes, and sales and marketing.

Research and development expenditure has increased from £3.7 million in the prior year to £4.5 million, as further work is undertaken on Voraxaze™, ahead of the anticipated regulatory submissions. In addition, work is under way on the process improvements for CroFab™ together with modest spending on defining the scaled up CytoFab™ process.

General and administrative spending has increased from £5.9 million in the prior year to £7.0 million in the year to 31 March 2005, largely as a result of the build-up of sales and marketing capability and Voraxaze™ pre-launch planning.

Operating results

Goodwill amortisation of £1.0 million in the year to 31 March 2005 represents a full year’s charge and compares to a charge of £0.8 million in the previous year, following the acquisition of Enact Pharma PLC in June 2003. Operating loss before goodwill amortisation for the year was £1.5 million, against a profit of £2.0 million in the prior year. The anticipated move into loss resulted from the decreased pound sterling revenues on US dollar sales and planned increases in operating expenses.

After goodwill amortisation, operating loss was £2.5 million in the year to 31 March 2005, compared to a profit of £1.2 million in the prior year.

Interest receivable and payable

Interest receivable increased to £0.2 million in the year to 31 March 2005 from £0.1 million in the previous year as a result of the increased cash balances following the fund raising in the summer of 2004.

Interest payable has increased to £0.7 million from £0.5 million in the prior year, as financing charges on capital expenditure have increased following the recent expansions at our manufacturing operation in Wales. Conversions in January 2005 of a considerable proportion of the £7.2 million 6% unsecured convertible loan notes (which largely financed the Enact acquisition) have offset the increased interest charge resulting from a full year’s inclusion of this debt instrument.

Results before and after tax

Loss before tax was £2.9 million in the year to 31 March 2005, compared to a profit of £0.8 million in the previous year. A tax credit of £0.3 million has been recorded for the year, arising from credits on research and development expenditure. The previous year’s credit of £0.5 million was a combination of the research and development tax credit, combined with a small increase in deferred tax assets in respect of overseas subsidiary operations. After tax, the loss for the year to 31 March 2005 was £2.6 million compared to a profit after tax and minority interests of £1.3 million in the year to 31 March 2004.

Before goodwill amortisation of £1.0 million, basic and fully diluted loss per share for the year was 0.71 pence against a profit of 0.99 pence per share in the prior year. Basic and fully diluted loss per share for the year was 1.15 pence per share for the year to 31 March 2005, compared to a profit of 0.61 pence per share in the previous year.

Balance sheet

Our balance sheet was strengthened over the year, with net assets at 31 March 2005 of £25.2 million, compared to £15.3 million at the end of the prior year. Intangible fixed assets reduced to £9.3 million at 31 March 2005 from £9.8 million, mainly from amortisation of the goodwill recognised on the acquisition of Enact. Tangible fixed assets have also shown a slight reduction to £7.0 million from £7.5 million, as depreciation charges in the year more than offset fixed asset additions.

A shutdown of our manufacturing facility in Wales is planned in early summer 2005 to integrate the new manufacturing capacity with the existing facility. We have built stocks of bulk CroFab™ and DigiFab™ to secure supply to the markets through this period. Coupled with our earlier decision to hold a two year strategic stock of the basic raw material, serum from our sheep in Australia, for risk management purposes, stock levels have increased to £12.8 million from £9.7 million at the previous year end.

A small investment of £0.2 million represents the value of shares held in Morvus Technology Limited, following the out-licensing of some early stage research projects and the transfer of the Porton Down research facility and its staff.

Cash at bank and in hand has increased to £7.3 million from £3.3 million as a result of the fundraising in July 2004.

Creditors due within one year declined to £9.3 million at 31 March 2005 from £9.8 million, with a reduction in deferred income partly offset by increases in other creditors. Creditors falling due after more than one year have declined to £5.9 million from £9.4 million, largely due to conversions of the 6% convertible unsecured loan notes since December 2004, the first opportunity for conversion under the terms of the loan notes.

Called up equity share capital increased to £4.8 million from £4.2 million, and share premium account increased to £77.9 million from £66.0 million at the prior year end. These transactions reflect the fundraising in July 2004 and conversion of the 6% loan notes referred to above, less expenses of the share issues.

Liquidity and cash flow

Net cash outflow from operations was £3.1 million in the year, compared to an inflow of £0.6 million in the previous year, driven by the operating losses and increased working capital requirements explained above. Tax credits received contributed cash of £0.3 million. Although cash payments to acquire fixed assets were lower than the prior year, there was an increase in cash outflow from capital expenditure, to £1.1 million from £0.8 million in the previous year, as a result of lower capital grants being received in the year from the Welsh Development Agency.

The previous year showed a cash outflow of £1.3 million from the Enact acquisition, which was not repeated in the year to 31 March 2005. Net cash inflow from financing (after loan repayments) was £8.3 million in the year, with net issue of share capital contributing £9.2 million. The equivalent figure for the previous year showed a net inflow from financing of £2.4 million.

International Financial Reporting Standards (IFRS) The Group is required to adopt IFRS for the financial year ending 31 March 2006, and will report its interim results to 30 September 2005 under IFRS. This will involve the reconciliation of the results for the year ended 31 March 2005 and the re-statement of the balance sheet at 31 March 2005 to IFRS, and the preparation of an opening balance sheet at 1 April 2004 under IFRS. Work is well under way on this project.

We expect that, under IFRS, the group will not be required to amortise the goodwill arising on the acquisition of Enact on an annual basis, although ongoing consideration of the valuation for possible impairment will be required. An increased charge for share-based compensation (which is widely used in the biotechnology sector) is also anticipated. We anticipate that we will continue to hedge our US dollar receivables, but under IFRS, the gains/losses will not be reflected in turnover, but will be included as other income/expense. In addition, IFRS will require us to value our forward contracts at each period end, thereby accelerating the impact on the accounts. Potentially major change for pharmaceutical and biotechnology companies may arise from the treatment of costs for later stage clinical trials and development under IAS38, where some internal development costs could be capitalised. These may require consideration on a case by case basis, and it is currently too early to give guidance on the application in specific cases.

Overall, the impact on the Group’s earnings of the changes required under IFRS is anticipated to be positive in the foreseeable future.

Summary

In July 2004, we raised funds to undertake a planned programme of expenditure designed to improve the fundamental economics of our manufacturing process, and position the Company to maximise the potential of Voraxaze™. As predicted, the planned increase in expenditure, together with the continued weakness of the US dollar, has resulted in losses in the year just ended which were in-line with our expectations. We also expect that the current financial year to 31 March 2006 will show a similar pattern, as the US dollar remains weak and these planned investments continue. Assuming the successful conclusion of these programmes, we anticipate a positive impact from increased Voraxaze™ sales post-approval, and significantly lower costs of sales for CroFab™.

PROTHERICS PLC

CONSOLIDATED PROFIT & LOSS ACCOUNT
For the year ended 31 March 2005

	2005	2004
	£’000	£’000
Turnover	18,839	21,019
Cost of sales	(8,801)	(9,461)

Gross profit	10,038	11,558
Administrative expenses
Research and development	(4,533)	(3,668)
General & administrative	(6,971)	(5,863)

	(11,504)	(9,531)
Goodwill amortization	(998)	(782)

Total administrative expenses	(12,502)	(10,313)

Operating (loss)/profit

Before goodwill amortization	(1,466)	2,027
Goodwill amortization	(998)	(782)

Total operating (loss)/profit	(2,464)	1,245

Interest receivable	236	54
Interest payable	(655)	(527)

(Loss)/profit on ordinary activities before taxation	(2,883)	772
Taxation for the period (note 3)	296	457

(Loss)/profit on ordinary activities after taxation	(2,587)	1,229
Equity minority interests	—	36

(Loss)/profit for the financial period	(2,587)	1,265

	Pence	Pence
Basic and fully diluted (loss)/earnings per share (note 2)	(1.15)	0.61

Basic and fully diluted (loss)/earnings per share before goodwill amortisation (note 2)	(0.71)	0.99

The results relate to continuing operations.

The result for the year has been calculated on the historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 March 2005

	2005	2004
	£’000	£’000
(Loss)/Profit for the financial year	(2,587)	1,265
Currency translation differences on foreign currency equity investments	(33)	623
Total recognised (losses)/gains in the year	(2,620)	1,888

CONSOLIDATED BALANCED SHEET
at 31 March 2005

	2005	2004
	£'000	£'000
Fixed assets
Intangible fixed assets	9,282	9,838
Tangible fixed assets	7,034	7,473

	16,316	17,311

Current assets
Stock	12,752	9,745

Debtors – amounts due within one year	3,463	3,740
Debtors — deferred taxation asset due beyond one year	432	442

Total debtors	3,895	4,182
Investments	151	1
Cash at bank and in hand	7,275	3,307

	24,073	17,235
Creditors:
Amounts falling due within one year	(9,265)	(9,804)

Net current assets	14,808	7,431

Total assets less current liabilities	31,124	24,742

Creditors:
Amounts falling due after more than one year 6% Convertible unsecured loan notes	(3,762)	(7,050)
Other	(2,134)	(2,399)

	(5,896)	(9,449)

Net assets	25,228	15,293

Capital and reserves
Called up equity share capital	4,844	4,155
Share premium account	77,868	66,027
Other reserves	51,163	51,163
Profit and loss account	(108,647)	(106,052)

Equity shareholders’ funds	25,228	15,293

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March 2005

	2005		2004
	£'000	£'000	£'000	£'000
Net cash (outflow)/inflow from operating activities		(3,103)		639

Returns on investment and servicing of finance
Interest received	236		54
Finance lease interest paid	(131)		(56)
Other interest paid	(494)		(345)

Net cash outflow from returns on investments and servicing of finance		(389)		(347)

Taxation
UK Corporation tax received	332		26
Overseas tax paid	(79)		—

Net cash inflow from taxation		253		26

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,001)		(1,445)
Payments to acquire intangible fixed assets	(191)		—
Capital grants received	10		611
Proceeds from the sale of tangible fixed assets	35		29

Net cash outflow from capital investment and financial investment		(1,147)		(805)

Acquisitions and disposals
Purchase of business	—		(519)
Net overdrafts acquired with subsidiary undertaking	—		(812)

Net cash outflow from acquisitions and disposals		—		(1,331)

Net cash outflow before management of liquid resources and financing		(4,386)		(1,818)

Financing
Issue of share capital, net	9,161		3,067
Repayment of loans	(336)		(492)
Repayment of finance leases and hire purchase agreements	(490)		(201)

Net cash inflow from financing		8,335		2,374

Increase in cash during the year		3,949		556

RECONCILIATION OF OPERATING (LOSS) / PROFIT TO NET CASH (OUTFLOW) / INFLOW FROM OPERATING ACTIVITIES

	2005	2004
	£'000	£'000
Operating (loss)/profit	(2,464)	1,245
Depreciation and amortization	2,619	2,130
Loss on disposal of tangible fixed assets	162	125
Deferred grant income	(48)	(77)
Grant received	—	31
Non cash revenues	(110)	—
Increase in stocks	(3,032)	(2,583)
Decrease/(increase) in debtors	267	(478)
(Decrease)/Increase in creditors	(497)	246

Net cash (outflow)/inflow from operating activities	(3,103)	639

NOTES TO THE PRELIMINARY RESULTS

1.	The financial information set out above is an abridged version of the Group’s full accounts for the year ended 31 March 2005. The full accounts for 2004 have been filed with the Registrar of Companies and those for year ended 31 March 2005 will be delivered following the Company’s Annual General Meeting. The Company’s auditors have reported on those accounts; their reports were unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985.

2.	Basic (loss)/earnings per share are based on attributable losses of £2,587,000 (2004: attributable profits of £1,265,000) and a weighted average number of shares in issue during the year of 224,145,177 (2004: 206,355,558). The weighted average number of shares in issue for the twelve months ended 31 March 2004 have been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the earnings per share previously reported.

Losses per share were anti-dilutive in the year ended 31 March 2005. In the year ended 31 March 2004, fully diluted profit per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,429,811.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2005	2004
	£'000	£'000
(Loss)/profit for the period retained for equity shareholders	(2,587)	1,265
Add back: goodwill amortisation (2005: 0.44 pence per share, 2004: 0.38 pence per share)	998	782

	1,589	2,047

3.	£290,000 of the tax credit arising in the year to 31 March 2005 is a result of research and development expenditure claimed under the Finance Act 2000 (2004: £252,000) with a credit of £15,000 made with respect to prior years (2004: charge of £62,000) and a current year charge of £9,000 (2004: £nil) for an overseas subsidiary. No additional deferred tax asset has been recognised during the current year whilst in the prior year a credit for deferred tax of £267,000 was recognised relating to trading losses in subsidiary companies.

4.	Copies of this statement will be available to the public at the Company’s registered office at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF.

PROTHERICS ANNOUNCES EUROPEAN PATENT GRANTED FOR ANGIOTENSIN VACCINE

7 June 2005: Protherics PLC, the international biopharmaceutical company, today announces that it has been granted a European patent for Angiotensin Vaccine. Angiotensin Vaccine is being developed for the treatment of hypertension (high blood pressure) and has shown encouraging clinical results in early trials inducing antibodies against angiotensin. Inhibition of angiotensin is known to reduce blood pressure.

Protherics is now developing an improved formulation of Angiotensin Vaccine with the objective of eliciting a stronger antibody response. It is expected that this improved formulation will enter clinical studies in 2006.

Andrew Heath, CEO, Protherics commented:

“High blood pressure is a leading cause of stroke and heart attacks. The market for the treatment of high blood pressure is estimated to be in excess of $30 billion per annum. If Angiotensin Vaccine was to gain even only a small proportion of this large market, it could be a sizeable product.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
+44 (0) 7919 480510

Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs
Financial Dynamics +44 (0) 20 7831 3113
David Yates/ Lucy Briggs

Notes for Editors:
About Protherics
 Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix™ (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.

With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.

Angiotensin Vaccine

Angiotensin Vaccine is a therapeutic vaccine designed to regulate blood pressure levels by stimulating the immune system to neutralise angiotensin, a peptide hormone that plays a key role in the regulation of blood pressure. Protherics has previously shown in hypertensive patients, that Angiotensin Vaccine modulates key hormones involved in regulating blood pressure. Protherics anticipates that improved immune responses to its Angiotensin Vaccine will lead to clinically significant reductions in blood pressure in hypertensive patients in the future.

Adjuvant

An adjuvant is a substance which enhances the immune response and so helps maximise the production of antibodies.

Hypertension

Hypertension is one of the most common medical conditions in developed countries and is a risk factor for developing heart attacks, heart failure, blood vessel problems and kidney damage. Current treatments are tablet based requiring daily doses often for life. The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector in the world, with sales exceeding US$30 billion per annum world wide

An electronic version of this will be available at: www.protherics.com.

13 May 2005

Protherics PLC (“the Company”)

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company has received notification on 13 May 2005 on behalf of Aviva plc and on behalf of Morley Fund Management Limited, informing it that, following a purchase of 130,000 ordinary shares on 11 May 2005, they have a material interest in 10,115,342 ordinary shares, representing 4.17 % of the issued share capital of the Company, and a total interest in 24,350,553 ordinary shares, representing 10.05% of the issued share capital of the Company.

Enquiries:
Protherics PLC
Barry Riley	01928 518 000
Nick Staples, Corporate Affairs	07919 480 510